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                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE

POLYTAMA PROPINDO AND POLYTAMA INTERNATIONAL EXTEND CONSENT SOLICITATION PERIOD

     Jakarta, Indonesia (August 11, 1998) -- P.T. Polytama Propindo and Polytama International Finance B.V. announced today that they are extending the Expiration Date of their Consent Solicitation relating to $200 million principal amount of 11 1/4% Guaranteed Secured Notes due 2007 issued by Polytama International and guaranteed by Polytama Propindo to 5 p.m., New York City time, August 12, 1998, unless further extended. The Consent Solicitation commenced on July 13, 1998.

     As of 5:00 p.m., New York City time, on August 10, 1998, consents had been received from Holders of approximately $198 million principal amount of the Notes, representing approximately 99% of the outstanding principal amount of the Notes.

     Polytama Propindo indicated that it understands that additional consents have been initiated which it believes will be received by the new Expiration Date.

     Copies of the Consent Solicitation Statement may be obtained from the Information Agent, Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey, 07072, Telephone: (201) 896-1900 or Toll Free (800) 346-7885, Facsimile: (201) 804-8693, Contact Persons: Paul Hebert or Chris Dowd.

     P.T. Polytama Propindo is an Indonesian manufacturer of polypropylene with facilities located in Balongan, West Java, Indonesia and Polytama International Finance B.V. is its finance subsidiary.

     For additional information, contact:

         P.T. Polytama Propindo
         Honggo Wendratno
         Jakarta
         Telephone No.: 62-21-570-4680
                      62-21-574-1169